

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

>   **Re: Havaya Corp.**
>   **Registration Statement on Form S-1**
>   **Amended August 30, 2010**
>   **File No. 333-165083**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

State securities laws may limit…, page 15

1.   We note your revised disclosure in response to prior comment 5. Please revise your disclosure to clarify the applicability of the manual exemption to the resale of your shares. In this regard, please disclose whether you will seek coverage in one of the accepted publications and, if so, when you will do so. Also, please revise to clarify the applicability of the exemption for non-issuer transactions effected through broker-dealers given that you have not registered your securities under Section 12 of the Exchange Act.

Should our stock become listed…, page 16

2.   We note your response to prior comment 6 and your revised disclosure on page 22 concerning the $5,000 commitment from your directors. Please file the documents evidencing the commitment as an exhibit to the registration statement. Also, please tell us how you determined that $5,000 is sufficient to "cover [y]our costs to comply with the federal securities laws over the next 12 months."

Marketing/Advertising Strategy, page 24

3.   We note your revised disclosure on page 24 in response to prior comment 9. Please identify in your prospectus the regional Florida-based advertising agency that you reference and file its consent as well as a consent from National TV Spots.

Results of Operations, page 26

4.   We note your disclosure on page F-4 of $2,946 of filing fees during the six months ended June 30, 2010. With a view to disclosure, please tell us the purpose of these fees and who has or will receive them.

The Market Opportunity, page 29

5.   We note your response to prior comment 12 and reissue. Please send to us the information requested in the comment. We also note that you have reinserted the web addresses of internet sites in this section and therefore reissue comment 33 to our letter dated March 24, 2010.

Product Pricing, page 31

6.   We note your response to prior comment 14 but cannot agree with your analysis. If you elect to include your gross margins, please also revise the table to include one of the measures of income mentioned in Regulation S-K Item 10(b)(2). We note from your response to prior 15 that such information is available to you since your pricing reflects operating costs.

Our Competition, page 31

7.   We note your revised disclosure in the first paragraph on page 33 in response to prior comment 16. Please revise to disclose your response indicating that you do not know which of your competitors are reselling the same product as you.

8.   Refer to the bullet points that you added in response to prior comment 18 beginning on page 37. Please clarify your competitive position relative to the issues described in your second and third bullet points. Also, with regard to the last bullet point, please clarify how long the product that you intend to sell has been marketed by your suppliers' other distributors.

9.   We note your revised disclosure in response to prior comment 18. With respect to the studies you reference in this section, we refer to comment 29 in our letter dated March 24, 2010 and ask that you please tell us:

- how you confirmed that the data reflects the most recent available information;
- whether all of the data is publicly available;
- whether you paid for the compilation of any of the data;
- whether any data was prepared for your use; and
- whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations. Also, please tell us why you did not file the consent of the researchers that you cite; see Rule 436.

Existing or Probable Government Regulations, page 39

10.   We note your response to prior comment 19; however, you continue to refer to required licenses at the bottom of page 11 and on page 40 without explaining the regulations that require those licenses and how those regulations affect your business. Please clarify.

Financial Statements, page F-3

11.   Refer to our prior comment 22. As we requested, please revise to include the interim statement of operations and cash flows for the corresponding interim period in the prior fiscal year (i.e. for the interim period ended June 30, 2009). Refer to Rule 8-03 of Regulation S-X.

Exhibits, page II-3

12.   We note your pending request for confidential treatment in response to prior comment 24. We will provide any comments on your request in a separate letter. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   SRK Law Offices